UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  December 2009

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
Ö  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          ☐ Yes          No☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On December 18, 2009, Rosetta issued a press release announcing its financial results for the third quarter ended September 30, 2009 and providing a business update.

In the release, Rosetta announced that it had recently prioritized five new microRNAs-based tests for development in the near term, including the following three tests being developed for potential launch during the next two years:

•
Second-generation miRview mets. Rosetta is working to expand the utility of its current test for cancer of unknown primary. The current version of this test has a tumor panel of 25 cancers. Rosetta is developing a test that is designed to identify a much larger panel of cancer origins. This test is being developed for potential commercial launch in the second half of 2010.

•
FNA (Fine Needle Aspirate) lung cancer. Rosetta is developing another lung cancer diagnostic for potential commercial launch in the second half of 2011 to differentiate small cell lung cancer from non-small cell lung cancer and to further sub-classify non-small cell lung cancer into squamous or non-squamous. This test is being developed to leverage Rosetta’s newly developed Fine Needle Aspirate platform technology, which it plans to leverage across several types of tests.

•	Bladder cancer. This test is being developed to predict the risk of superficial bladder cancer becoming invasive with a potential target date for commercialization in late 2011.

Rosetta also announced that the results seen in its colon cancer studies in serum over the past several months suggested that it would not be able to bring to market a competitive serum-based colon cancer screening assay. While Rosetta continues to work on a colon cancer screening test in other blood compartments, it recently determined that a colon cancer screening test will not continue to be a priority project.

A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press release dated December 18, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: December 18, 2009	By:	/s/ Limor Zur-Stoller

Limor Zur-Stoller VP Finance